Exhibit (a)(1)(i)

NEW MOUNTAIN PRIVATE CREDIT FUND

c/o New Mountain Finance Advisers, L.L.C.

1633 Broadway, 48th Floor

New York, New York 10019

If you do not want to sell your shares of beneficial

interest at this time, please disregard this notice.

This is simply a notification of the Fund’s repurchase offer.

August 3, 2026

Dear Shareholder:

This letter serves to inform you of important dates relating to a repurchase offer by New Mountain Private Credit Fund (the “Fund”). If you are not interested in tendering your common shares of beneficial interest in the Fund (“Shares”) for repurchase at this time, please disregard this notice and take no action.

Please note that, except as described below, all Shares that have been issued on or after September 30, 2025 will be subject to an “early repurchase deduction” (except in the case of death, divorce or qualified disability of a shareholder), and will be charged a 2.00% early repurchase fee. In addition, the sale of Shares may be subject to income and transfer taxes. Certain investors that acquired Shares in connection with the acquisition of New Mountain Guardian III BDC, L.L.C. may be subject to other limitations related to tendering their shares.

The tender offer period will begin on August 3, 2026 and end at 11:59 p.m., Eastern Time, on September 1, 2026. The purpose of the tender offer is to provide liquidity to shareholders of the Fund. Shares may be presented to the Fund for repurchase only by tendering them during one of the Fund’s announced tender offers.

If you do not wish to sell your Shares for any reason, simply disregard this notice. No action is required if you do not wish to sell any portion of your Shares at this time.

Should you wish to tender all or some of your Shares during this tender offer period, please complete the enclosed Letter of Transmittal and return it by mail or e-mail to the Fund’s Transfer Agent, Ultimus Fund Solutions, LLC., Attention: New Mountain Private Credit Fund, using one of the below options or to your financial advisor as instructed in the Letter of Transmittal:

Regular Mail:	PO Box 46707, Cincinnati, OH 45246

Overnight Mail:	225 Pictoria Dr, Suite 450, Cincinnati, OH 45246

E-mail:	NEWCRED@ultimusfundsolutions.com

All shareholders tendering Shares should carefully review their Letter of Transmittal and follow the delivery instructions therein.

All tenders of Shares must be received in good order by the Fund’s Transfer Agent by 11:59 p.m., Eastern Time, on September 1, 2026.

If you have any questions, please refer to the attached Offer to Purchase document, which contains additional important information about the repurchase offer, or call (833) 315-2991.

Sincerely,

New Mountain Private Credit Fund